Exhibit 99.1

Enthusiast Gaming Partners with America’s Navy to Increase Awareness with Gen Z Audiences

Partnership to leverage Enthusiast Gaming’s custom esports content and distribution across integrated platform of digital assets

TORONTO, Aug. 04, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX) (TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, today announced it has signed an integrated media and esports partnership with America’s Navy. The partnership will include the creation of multiple unique gaming activations incorporating the Company’s talent roster of gamers, creators, and athletes to increase awareness of Navy life and the wide range of professional opportunities the Navy offers, including those in high-demand STEM fields.

America’s Navy will be fully integrated into all aspects of the Company’s proprietary flywheel with placement and promotion across its exclusive digital media assets, including YouTube, social media channels, owned and operated video sites, and digital display media. The partnership will also include four custom competitive events featuring the Navy’s esports team, Goats & Glory, battling it out against Enthusiast Gaming’s team Luminosity players, all of which will be livestreamed on Twitch.

In addition, the Navy will be the title sponsor of Luminosity Gaming’s flagship production Luminosity Live, which is viewed by gaming and esports fans all over the world and featuring interactive branded STEM-inspired esports and gaming activations and experiences highlighting the parallels of gaming and esports to that of the STEM skills of Navy Sailors. The major event will feature a face-off between Luminosity Gaming pro-athlete ambassadors and Goats & Glory. The event will also feature live coverage from the Navy esports team’s new training facility in Memphis, Tennessee, which will also serve as their official esports competition stadium.

“We are honoured to be selected as a partner by America’s Navy as part of its efforts to use gaming to engage, educate and connect with the Gen Z demographic,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “We are constantly striving to deliver new and quality content and experiences to our community of gaming and esports fans around the world, and this partnership marks another powerful vote of confidence in our platform of digital media assets and our unique ability to reach Gen Z audiences.”

“America’s Navy is excited to partner with Enthusiast Gaming and to work with a leading North American video game and esports organization, as we continue to seek new and innovative ways to engage with young men and women,” commented Rear Admiral Dennis Velez, Commander of U.S. Navy Recruiting Command. He continued, “Esports requires teamwork, split-second decision making, and effective communications under pressure, which are all integral to Navy life. Our partnership will help demonstrate that Sailors are just like everyone else – they have hobbies, interests, and families.”

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

About America’s Navy

With more than 330,000 active-duty Sailors, 290 deployable ships, more than 3,700 aircraft and dozens of bases in the U.S. and across the globe, America's Navy is the largest, most powerful naval force in the world. The opportunities available in today's Navy are as boundless as the sea itself. You can learn more about these opportunities at Navy.com, and on Facebook, Twitter, Instagram, YouTube, and LinkedIn.

About Goats & Glory

The Navy’s Goats & Glory esports team was established in 2020 to provide a platform for Sailors to engage with people from all walks of life and share the wide range of opportunities the Navy provides, while sharing a mutual passion for gaming.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming

investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications

carmela@providentcomms.com

647-287-2286

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding planned media activations and partnership activities.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.